    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 1996.



                                                      REGISTRATION NO. 333-01507

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                               OLSTEN CORPORATION
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                            13-2610512
           (State or other jurisdiction of                             (I.R.S. Employer
           incorporation or organization)                           Identification Number)

                      ------------------------------------
                             175 BROAD HOLLOW ROAD
                         MELVILLE, NEW YORK 11747-8905
                                 (516) 844-7800
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                          WILLIAM P. COSTANTINI, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             175 BROAD HOLLOW ROAD
                         MELVILLE, NEW YORK 11747-8905
                                 (516) 844-7250
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                      ------------------------------------

                                                COPIES TO:
             MARJORIE SYBUL ADAMS, ESQ.                            FREDERICK W. KANNER, ESQ.
               GORDON ALTMAN BUTOWSKY                                  DEWEY BALLANTINE
                WEITZEN SHALOV & WEIN                             1301 AVENUE OF THE AMERICAS
                114 WEST 47TH STREET                             NEW YORK, NEW YORK 10019-6902
            NEW YORK, NEW YORK 10036-1510                               (212) 259-7300
                   (212) 626-0861

                      ------------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                      ------------------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------
                                                  AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM   AMOUNT OF
          TITLE OF EACH CLASS OF                  TO BE         OFFERING PRICE      AGGREGATE     REGISTRATION
       SECURITIES TO BE REGISTERED              REGISTERED       PER UNIT (1)   OFFERING PRICE (1)    FEE (2)
---------------------------------------------------------------------------------------------------------------
  % Senior Notes due 2006.................     $200,000,000          100%          $200,000,000      $68,966


--------------------------------------------------------------------------------
(1) Pursuant to Rule 457(c) of the Securities Act of 1933, these amounts are used solely for the purpose of calculating the registration fee.

(2) Registration Fee was previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 14, 1996

PROSPECTUS

                                  $200,000,000

                                      LOGO
                                 % SENIOR NOTES DUE 2006
                   Interest payable March 15 and September 15
                               ------------------
     The      % Senior Notes due 2006 (the "Notes") are being offered by Olsten
Corporation (the "Company"). Interest on the Notes will be payable semi-annually on March 15 and September 15, commencing on September 15, 1996, at the rate of
     % per annum. The Notes will mature on March 15, 2006. The Notes will not be redeemable by the Company prior to maturity and will not be entitled to the benefit of any mandatory sinking fund.

     The Notes will be unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. The Notes will be effectively subordinated to indebtedness and liabilities of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, the Notes will be effectively subordinated to secured indebtedness of the Company and its subsidiaries with respect to the collateral securing such indebtedness and the claims of the Company as the holder of general unsecured intercompany indebtedness will be similarly effectively subordinated to secured indebtedness of its subsidiaries. As of February 28, 1996, after giving effect to the sale of the Notes and the use of proceeds of such sale in the manner described in "Use of Proceeds," the Company would have had approximately $373 million of indebtedness outstanding, $48 million of which would have ranked pari passu with the Notes and $125 million of which would have ranked, by its terms, subordinate to the Notes. See "Description of the Notes."

     The Notes will be issued in fully registered form only in denominations of $1,000 or integral multiples thereof. The Notes initially will be represented by one or more Global Notes registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Owners of beneficial interests in the Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes therefore will settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes -- Global Notes; Form, Exchange and Transfer."
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                           PRICE TO        UNDERWRITING DISCOUNTS       PROCEEDS TO
                                           PUBLIC(1)         AND COMMISSIONS(2)         COMPANY(3)
---------------------------------------------------------------------------------------------------------
Per Note                                       %                      %                      %
---------------------------------------------------------------------------------------------------------
Total                                          $                      $                      $
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of initial issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before estimated expenses of $350,000 payable by the Company.
                               ------------------

     The Notes are being offered by the Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the Notes will be available for delivery on or about March
  , 1996, through the facilities of the Depositary.
                               ------------------

SMITH BARNEY INC.
                    CHASE SECURITIES, INC.

                                      PRUDENTIAL SECURITIES INCORPORATED

March   , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. Such reports, proxy statements and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to: Olsten Corporation, 175 Broad Hollow Road, Melville, New York 11747-8905, Attention: Laurin L. Laderoute, Jr., Vice President and Secretary,
(516) 844-7800.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth on the inside front cover of this Prospectus.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's definitive Proxy Statement dated March 31, 1995; and (iii) the Company's Report on Form 8-K dated March 13, 1996.



     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or another subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein.

                                  THE COMPANY

     Olsten Corporation (the "Company") is one of the world's leading providers of staffing services and North America's largest provider of home health care and related services, based on systemwide sales (described below). Primarily through Olsten Staffing Services, the Company provides assignment employees to business and industry, professional and service organizations and government agencies and services for the design, development and maintenance of information systems. Through Olsten Kimberly QualityCare, the Company serves as a network manager to provide managed care organizations with a single source for nursing services, infusion therapy, home medical equipment, physical/occupational/speech therapies, respiratory therapy, rehabilitation services and pediatric and perinatal care. The Company is also the nation's leading provider of management services to hospital-based home health agencies. The Company's services are provided through a network of approximately 1,300 owned, licensed and franchised offices in North America, South America, Great Britain and Continental Europe. The Company, together with its licensees and franchisees, serves a diverse client base of approximately 500,000 client and patient accounts. For the year ended December 31, 1995, the Company's total revenues (service sales, franchise fees, management fees and other income) and systemwide sales (sales generated by the Company, licensed and franchised offices, and hospital-based home health agencies under management) were $2.519 billion and $3.006 billion, respectively. Staffing services and health care services accounted for 56% and 44%, respectively, of the Company's 1995 systemwide sales.

Staffing Services

     The Company provides skilled and semi-skilled assignment employees in the following broad service areas: general office, office automation, information technology, professional accounting support, technical/scientific, legal support, production, assembly and distribution, marketing support and teleservices. By supplying an auxiliary work force, the Company believes it affords economies, productivity and flexibility to its clients to meet fluctuations in their staffing requirements during peak periods and to complete special assignments. With the availability of such services, a client can maintain on a cost-effective basis a nucleus of core personnel that can be supplemented by skilled specialists for long- and short-term assignments.

     The Company is also pursuing alternative staffing service relationships that are becoming increasingly important to the Company. Through its Partnership Program(R) services with major corporate clients, the Company acts as a master vendor responsible for the recruitment, training and management of large groups of employees for departments at a single site or at multiple sites, allowing its clients to focus better on their core businesses. Other clients have outsourced entire functions whereby people, processes and technology are all managed by the Company.

Health Care Services

     The Company provides licensed professional health care personnel, such as registered nurses and licensed practical nurses, and unlicensed health care personnel, such as home health aides, homemakers, companions and nursing assistants, to individuals in the home and to hospitals and other health care facilities. In the furnishing of home health care, the Company's licensed health care personnel offer a broad range of services, including physician-prescribed skilled nursing treatments, patient and family education, case management, pediatric and perinatal care, physical, occupational, neurological and speech therapies, intravenous administration of drugs, nutrients and other solutions, and rehabilitation. Through its clinical pharmacy network, the Company is able to deliver nutrients and medications utilized in certain of its home health care services. Home health care provided by the Company's unlicensed personnel may involve assistance with personal hygiene, feeding, dressing, preparation of meals and light housekeeping. The Company's health care professionals perform services for hospitals, nursing homes, clinics and other health care facilities and furnish business and industry with specialized staffing.

     The Company is actively pursuing relationships with managed care organizations as a provider and is expanding its capabilities as a network manager for managed care organizations in home health care delivery. In this role, the Company manages and contracts for all home health care services. The Company believes that its nationwide office network and the quality, range and cost-effectiveness of its services are important factors as it seeks opportunities as a network manager. In its managed care relationships, the Company offers the direct and managed provision of care as a single gatekeeper, thereby optimizing utilization. The Company also has expanded its health care service delivery capabilities through hospital management contracts to manage hospital-based home health operations in exchange for management fees.

Growth Strategy

     The Company intends to pursue expansion opportunities by strengthening relationships with major clients, making strategic acquisitions within and outside the United States, opening additional offices and developing and extending specialized services, particularly in health care, information technology, accounting and legal support.

                                  THE OFFERING

Securities Offered..............   $200,000,000 aggregate principal amount of
                                        % Senior Notes due 2006 (the "Notes").

Maturity Date...................   March 15, 2006.

Interest Rate and Payment Dates... The Notes will bear interest at a rate of
                                        % per annum. Interest on the Notes will
                                   accrue from the date of issuance and will be payable semi-annually on each March 15 and September 15, commencing September 15, 1996.

Ranking.........................   The Notes will be unsecured obligations of
                                   the Company ranking pari passu with all
                                   existing and future unsubordinated and
                                   unsecured obligations of the Company. The
                                   Notes will be effectively subordinated to indebtedness and liabilities of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, the Notes will be effectively subordinated to secured indebtedness of the Company and its subsidiaries with respect to the collateral securing such indebtedness and the claims of the Company as the holder of general unsecured intercompany indebtedness will be similarly effectively subordinated to secured indebtedness of its subsidiaries. As of February 28, 1996, after giving effect to the sale of the Notes and the use of proceeds of such sale in the manner described in "Use of Proceeds," the Company would have had approximately $373 million of indebtedness outstanding, $48 million of which would have ranked pari passu with the Notes and $125 million of which would have ranked, by its terms, subordinate to the Notes. See
                                   "Description of the Notes."

Redemption......................   The Notes will not be redeemable by the
                                   Company prior to maturity.

Certain Covenants...............   The Indenture will contain certain covenants
                                   which, among other things, will restrict the ability of the Company and its subsidiaries to (i) incur additional indebtedness secured by liens, (ii) enter into sale and leaseback transactions or (iii) consolidate, merge or sell all or substantially all of their assets. These covenants are subject to important exceptions and qualifications. See
                                   "Description of the Notes -- Certain
                                   Covenants" and "-- Consolidation, Merger and
                                   Disposition of Assets."

Use of Proceeds.................   To repay a portion of the Company's
                                   indebtedness under its existing revolving credit facilities, to expand the Company's existing office network and the types of services provided to clients, both internally and through acquisitions, and for general working capital purposes. See "Use of Proceeds."

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information of the Company has been derived from the Consolidated Financial Statements of the Company which appear in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. Such Form 10-K is incorporated by reference herein. See "Incorporation of Certain Information by Reference." The following summary is qualified in its entirety by reference to such Consolidated Financial Statements and to all the financial information and notes contained therein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in such Form 10-K.

                                                                  FISCAL YEAR ENDED
                                           ---------------------------------------------------------------
                                            DECEMBER      JANUARY      JANUARY      JANUARY      DECEMBER
                                              29,           3,           2,           1,           31,
                                            1991(1)       1993(1)      1994(1)       1995          1995
                                           ----------    ---------    ---------    ---------    ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATING DATA:
Service sales, franchise fees, management
  fees and other income................... $1,725,166    $1,990,733   $2,196,678   $2,307,667   $2,518,875
Gross profit.............................. $ 554,797     $ 621,144    $ 673,545    $ 685,607    $ 761,556
Income (loss) before extraordinary
  charge.................................. $ (10,472 )   $  27,531    $ (11,243)   $  71,242    $  90,469
Net income (loss)......................... $ (10,472 )   $  27,531    $ (25,911)   $  71,242    $  90,469
Income (loss) per share before
  extraordinary charge, fully
  diluted(2)..............................    $(0.19 )       $0.49       $(0.19)       $1.07        $1.33
Net income (loss) per share, fully
  diluted(2)..............................    $(0.19 )       $0.49       $(0.43)       $1.07        $1.33
Average number of shares outstanding,
  fully diluted(2)........................    54,842        55,998       60,467       70,073       70,704
Ratio of earnings to fixed charges(3).....      1.4x          2.5x         1.1x         6.7x         8.7x
Ratio of EBITDA to interest expense(4)....      2.8x          4.4x         2.4x        17.9x        22.7x

                                                                                     DECEMBER 31, 1995
                                                                                   ----------------------
                                                                                                  AS
                                                                                    ACTUAL    ADJUSTED(5)
                                                                                   --------   -----------
BALANCE SHEET DATA:
Working capital................................................................    $327,928   $   472,148
Total assets...................................................................    $891,918   $ 1,084,138
Long-term debt.................................................................    $180,780   $   373,000
Shareholders' equity...........................................................    $472,045   $   472,045

---------------
(1) Results for the fiscal year ended January 2, 1994 are net of merger and integration costs associated with the merger of Lifetime Corporation into the Company, which reduced net income by $58.7 million, net of tax, and an extraordinary charge of $14.7 million, net of tax, related to debt prepayment penalties.

    For the fiscal year ended January 3, 1993, Lifetime Corporation recorded a severance and restructuring charge of $7.1 million, net of tax.

    For the fiscal year ended December 29, 1991, Lifetime Corporation recorded a $43 million pretax charge to write-down goodwill.

(2) Share information has been retroactively restated for the three-for-two stock split declared on February 16, 1996.

(3) The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes, minority interests and extraordinary items plus fixed charges. Fixed charges consist of interest expense, amortization of financing costs and the estimated interest component of rent expense.

(4) EBITDA represents earnings from continuing operations before interest expense, income taxes, minority interests, depreciation and amortization and extraordinary items. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or cash flow as a measure of liquidity, and should be examined in conjunction with the Consolidated Financial Statements of the Company incorporated by reference herein.

(5) Adjusted to reflect the sale of the Notes offered hereby and the repayment of certain indebtedness as described under "Use of Proceeds" and the January 1996 acquisition of a German staffing services company and related debt.

                                  THE COMPANY

     The Company was formed in 1967, as a Delaware corporation, as the successor to a business founded in 1950. The Company's principal executive offices are located at 175 Broad Hollow Road, Melville, New York 11747 and its telephone number is (516) 844-7800. As used in this Prospectus, except as otherwise specified or when the context otherwise requires, the "Company" means Olsten Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

     The net proceeds from the sale of the $200,000,000 principal amount of Notes offered hereby, after deducting estimated expenses payable by the Company in connection with this offering, are estimated to be approximately $198,350,000. The Company intends to use the net proceeds to repay all or substantially all of its borrowings outstanding at the completion of this offering under: (i) its existing revolving credit facility with six banks (the "Revolving Credit Facility"), to the extent such borrowings are denominated in United States dollars and (ii) its existing revolving credit facility with Fleet Bank (the "Fleet Revolver"). As of February 28, 1996, borrowings under the Revolving Credit Facility and the Fleet Revolver were approximately $94.5 million (of which approximately $47 million were dollar denominated) and $10.8 million, respectively. Borrowings under the Revolving Credit Facility and the Fleet Revolver which are to be repaid with the proceeds of the offering bear interest at the London Interbank Offered Rate ("LIBOR") plus 5/8 of 1%. All amounts outstanding under the Revolving Credit Facility and the Fleet Revolver on December 15, 1996, may, at the Company's option, be converted to term loans which will mature on December 15, 2000. The remaining portion of the net proceeds of this offering will be used by the Company to expand its existing office network and the types of services provided to clients, both internally and through acquisitions, and for general working capital purposes. Although the Company is continually seeking and evaluating acquisition opportunities, the Company currently has no agreements with respect to any material acquisitions. Pending use for the foregoing purposes, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing obligations of investment grade.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of December 31, 1995 and (ii) such capitalization as adjusted to give effect to the issuance and sale of the Notes offered hereby, the repayment of certain indebtedness as described under "Use of Proceeds" and the incurrence in 1996 of $48 million in Eurocurrency loans under the Revolving Credit Facility.

                                                                                    DECEMBER 31, 1995
                                                                                 ------------------------
                                                                                  ACTUAL      AS ADJUSTED
                                                                                 --------     -----------
                                                                                      (IN THOUSANDS)
Long-term debt:
     % Senior Notes due 2006.................................................    $     --      $ 200,000
  4 7/8% Convertible Subordinated Debentures due 2003........................     125,000        125,000
  Revolving credit facilities................................................      55,780         48,000
                                                                                 --------     -----------
     Total long-term debt....................................................     180,780        373,000
                                                                                 --------     -----------
Shareholders' equity:
  Preferred Stock, $.10 par value; 250,000 shares authorized; no shares
     issued or outstanding...................................................          --             --
  Common Stock, $.10 par value; 110,000,000 shares authorized;
     50,428,046 shares issued and outstanding(1)(2)(3).......................       5,043          5,043
  Class B Common Stock, $.10 par value; 50,000,000 shares authorized;
     13,906,891 shares issued and outstanding(1)(3)(4).......................       1,391          1,391
Additional paid-in capital(1)................................................     238,645        238,645
Retained earnings............................................................     228,721        228,721
Cumulative translation adjustment............................................      (1,755)        (1,755)
                                                                                 --------     -----------
  Total shareholders' equity.................................................     472,045        472,045
                                                                                 --------     -----------
     Total capitalization....................................................    $652,825      $ 845,045
                                                                                 ========      =========

---------------

(1) Retroactively restated for the three-for-two stock split declared on February 16, 1996.
(2) Does not include: (i) 3,591,954 shares of Common Stock (5,387,931 as restated for the three-for-two stock split declared on February 16, 1996) reserved for issuance upon conversion of the Company's 4 7/8% Convertible Subordinated Debentures due 2003, (ii) 10,264,549 shares of Common Stock (15,396,823 as restated for the three-for-two stock split declared on February 16, 1996) reserved for issuance upon conversion of Class B Common Stock (including the shares of Class B Common Stock described in footnote 4) and (iii) 2,386,747 shares of Common Stock (3,580,120 as restated for the three-for-two stock split declared on February 16, 1996) reserved for issuance under the Company's stock plans.
(3) The Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to ten votes per share.
(4) Does not include 888,000 and 105,288 shares of Class B Common Stock (1,332,000 and 157,932 as restated for the three-for-two stock split declared on February 16, 1996) reserved for issuance upon exercise of outstanding warrants and stock options, respectively.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an indenture to be dated as of March 15, 1996 (the "Indenture") between the Company and First Union National Bank, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Indenture (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), including the definitions of certain terms contained therein and those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture.

GENERAL

     The Notes will be unsecured obligations of the Company limited to $200,000,000 aggregate principal amount and ranking pari passu in right of payment with all existing and future unsubordinated and unsecured obligations of the Company. The Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will be initially issued in the form of one or more book-entry notes (each, a "Global Note"). Principal of and interest on the Global Notes will be payable, and the Global Notes will be transferable and exchangeable, only as provided for below under the caption "-- Global Notes; Form, Exchange and Transfer." Principal of and interest on Notes subsequently issued in a form other than as a Global Note will be payable, and such Notes will be transferable and exchangeable, at the corporate trust office of the Trustee. In addition, interest payable with respect to Notes subsequently issued in a form other than as a Global Note may be paid, at the option of the Company, by check mailed to the Person entitled thereto as shown on the security register of the Notes. No service charge will be made for any transfer or exchange of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

     The Notes will mature on March 15, 2006. Interest on the Notes will accrue
at the rate of      % per annum and will be payable semi-annually on each March
15 and September 15, commencing September 15, 1996, to the Holders of record of Notes at the close of business on the February 28 and August 31 immediately preceding such interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance of the Notes (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Notes are not redeemable at the option of the Company prior to maturity and will not be entitled to the benefit of any mandatory sinking fund.

     The Notes will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of Holders of Notes will be effectively subordinated to the claims of holders of the debt of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Notes will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims and claims of the Company as the holder of general unsecured intercompany debt will be similarly effectively subordinated to claims of holders of secured debt of its subsidiaries. As of February 28, 1996, after giving effect to the sale of the Notes and the use of proceeds of such sale in the manner described in "Use of Proceeds," the Company would have had approximately $373 million of indebtedness outstanding, $48 million of which would have ranked pari passu with the Notes and $125 million of which would have ranked, by its terms, subordinate to the Notes.

     The Indenture does not contain any restrictions on the incurrence of unsecured indebtedness or the payment of dividends or any financial covenants. The Indenture does not contain provisions which would afford the Holders of Notes protection in the event of a transfer of assets to a subsidiary and incurrence of unsecured debt by such subsidiary, or in the event of a decline in the Company's credit quality resulting from highly leveraged or other similar transactions involving the Company.

HOLDING COMPANY STRUCTURE

     The Notes are obligations exclusively of the Company, which is a holding company. Since the operations of the Company are currently conducted principally through its Subsidiaries, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are dependent upon the earnings of such Subsidiaries and the distribution of those earnings to the Company, or upon loans or other payments of funds by such Subsidiaries to the Company. The Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such Subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such Subsidiaries and are subject to various business considerations.

     The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any such Subsidiary upon the liquidation or reorganization of any such Subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

GLOBAL NOTES; FORM, EXCHANGE AND TRANSFER

     The Notes will be initially issued in the form of fully registered Global Notes deposited with or on behalf of, and registered in the name of, The Depository Trust Company (the "Depositary") or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive registered form, a Global Note may not be transferred, except as a whole: (i) by the Depositary to a nominee of such Depositary, or (ii) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (iii) by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     Ownership of beneficial interests in a Global Note will be limited to Persons that have accounts with the Depositary ("participants") or Persons that may hold interests through participants. Upon the issuance of a Global Note, the Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. The accounts to be credited will initially be designated by the Underwriters. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of Persons holding through participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

     So long as the Depositary, or its nominee, is the owner of record of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder of record under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if any owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the Depositary's applicable procedures, in addition to those provided for in the Indenture.

     Payments of principal and interest on Notes represented by a Global Note registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depositary notifies the Company that it is at any time unwilling or unable to continue as Depositary or ceases to be eligible under applicable law, and a successor Depositary eligible under applicable law is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for Global Notes representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have any of the Notes represented by one or more Global Notes and, in such event, will issue Notes in definitive form in exchange for Global Notes representing such Notes. Any Notes issued in definitive form in exchange for a Global Note will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Global Note.

     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants deposit with the Depositary. The Depositary also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Rules applicable to the Depositary and its participants are on file with the Commission.

     Although the Depositary and its participants are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by the Depositary or the participants of their respective obligations under the rules and procedures governing their operations.

SAME-DAY SETTLEMENT IN RESPECT OF GLOBAL NOTES

     So long as any Notes are represented by Global Notes registered in the name of the Depositary or its nominee, such Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in such Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

CERTAIN COVENANTS

Restrictions on Liens

     The Indenture will contain a covenant providing that so long as any of the Notes are outstanding, the Company will not, and will not permit any Subsidiary to, issue, assume, incur or guarantee any Indebtedness secured by a Lien on or with respect to any property or assets of the Company or any Subsidiary, or upon any shares of capital stock, indebtedness or other obligations of any Subsidiary, whether now owned or leased or hereafter acquired, without in any such case effectively providing that the Notes shall be secured equally and ratably with (or prior to) such Indebtedness, except that the foregoing restrictions shall not apply to (a) Liens existing as of the date of the Indenture, (b) Liens created solely to secure the payment of Indebtedness incurred to finance all or any part of the purchase price or cost of construction of improvements in respect of property or assets acquired by the Company or a Subsidiary after the date of the Indenture and incurred prior to, at the time of, or within 90 days after, the acquisition of any such property or assets or the completion of any such construction of improvements, provided that any such Lien shall not secure Indebtedness in excess of the amount expended in the acquisition of, or construction of improvements on, such property or assets and shall not extend to or cover any property or assets other than the property or assets so acquired or the improvements thereon, (c) Liens upon any property or assets owned or leased by any Subsidiary when it becomes a Subsidiary and not incurred as a result of, or in connection with or in anticipation of, such Subsidiary becoming a Subsidiary (except to the extent otherwise permitted by (b) above), (d) Liens existing on any property or assets at the time of its acquisition by the Company or a Subsidiary (including acquisition through merger or consolidation) and not incurred as a result of, or in connection with or in anticipation of, such acquisition (except to the extent otherwise permitted by (b) above), (e) Liens securing Indebtedness of a Subsidiary to the Company or to another Subsidiary and (f) the extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (a) through (e), or of any Indebtedness secured thereby, but only if the principal amount of Indebtedness secured by the Lien immediately prior thereto is not increased and the Lien is not extended to other property or assets. Notwithstanding the foregoing, the Company or any Subsidiary may issue, assume, incur or guarantee Indebtedness secured by Liens which otherwise would be subject to the foregoing restrictions in an aggregate amount which, together with all other such Indebtedness of the Company and its Subsidiaries outstanding which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses
(a) through (f) above) and all Attributable Debt in respect of Sale and Leaseback Transactions which would not be permitted by either (a), (b) or (c) under "Restrictions on Sale and Leaseback Transactions" below, does not exceed 15% of Consolidated Shareholders' Equity of the Company.

Restrictions on Sale and Leaseback Transactions

     The Indenture contains a covenant providing that so long as any of the Notes are outstanding, the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any Person (other than the Company or a Subsidiary) providing for the leasing by the Company or any Subsidiary of any property or assets, whether now owned or hereafter acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person with the intention of taking back a lease on such property or assets (a "Sale and Leaseback Transaction") unless (a) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, by the end of which it is intended that the use of such property or assets by the lessee will be discontinued, (b) the Company or such Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Indebtedness secured by a Lien on such property or assets at least equal in an amount to the Attributable Debt in respect thereof, without equally and ratably securing the Notes as set forth in the Indenture, or
(c) if the proceeds of such sale (i) are equal to or greater than the fair market value (as determined by the Board of Directors of the Company) of such property or assets and (ii) are applied within 90 days after the receipt of the proceeds of sale or transfer to the repayment of Senior Funded Debt of the Company or any Subsidiary. Notwithstanding the foregoing, the Company or any Subsidiary may enter into Sale and Leaseback Transactions in addition to any permitted by the immediately preceding sentence and without any obligation to retire any Indebtedness, provided that, at the time of entering into such Sale and Leaseback Transaction, and after giving effect thereto, the amount of Attributable Debt in respect of such Sale and Leaseback Transaction, together with all such other Attributable Debt outstanding and all Indebtedness outstanding secured by Liens (not including Indebtedness permitted to be secured under clauses (a) through (f) under "Restrictions on Liens" above), does not exceed 15% of Consolidated Shareholders' Equity of the Company.

Certain Definitions

     "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Consolidated Shareholders' Equity" of the Company means the shareholders' equity of the Company and its Subsidiaries on a consolidated basis calculated in accordance with GAAP as of the last day of the Company's then most recently completed fiscal quarter.

     "Funded Debt" means Indebtedness of the Company and its Subsidiaries, whether incurred, assumed or guaranteed, which by its terms matures more than one year from the date of creation thereof, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

     "GAAP" means, unless otherwise specified in the Indenture, such accounting principles as are generally accepted in the United States as of the date of the relevant calculation.

     "Indebtedness" of any Person means, without duplication, notes, bonds, debentures or other evidences of indebtedness for borrowed money and all indebtedness under purchase money mortgages or other purchase money liens or conditional sales or similar title retention agreements, in each case where such indebtedness has been created, incurred, assumed or guaranteed by such Person or where such Person is otherwise liable therefor, and indebtedness for borrowed money secured by any mortgage, pledge or other lien or encumbrance upon property owned by such Person even though such Person has not assumed or become liable for the payment of such indebtedness.

     "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Senior Funded Debt" means all Funded Debt, except Funded Debt the payment of which is subordinated to the payment of the Notes.

     "Subsidiary" means any corporation, partnership, association or other business entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock (or a similar interest) which ordinarily has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock (or similar interest) has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND DISPOSITION OF ASSETS

     The Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, and may not permit any Person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (a) the successor, if other than the Company, is a Person organized and validly existing under the laws of the United States of America or any jurisdiction thereof and such successor, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes, (b) immediately after giving effect to such transaction, no Event of Default under the Indenture or event which, after notice or lapse of time or both, would become an Event of Default thereunder would exist and be continuing,
(c) if as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted as described under "Certain Covenants -- Restrictions on Liens," the Company or such successor Person, as the case may be, shall take such steps as shall be necessary to effectively secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby, and (d) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the Indenture. Upon compliance with these provisions, the successor Person will succeed to, and be substituted for, the Company under the Indenture, and the Company will be relieved (except in the case of a lease) of its obligations under the Indenture and the Notes.

EVENTS OF DEFAULT

     Each of the following will constitute an "Event of Default" under the Indenture with respect to the Notes: (a) default in the payment of principal of any Note, (b) default in the payment of any interest upon any Note when due, which default continues for 30 days, (c) default in the performance, or breach, of any other covenant or warranty contained in the Indenture, which default continues for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Notes, (d) default in the payment of principal at maturity (subject to any applicable grace period) of any indebtedness for money borrowed by the Company or any Subsidiary in an aggregate principal amount of $25 million or more or the acceleration of such indebtedness, if such acceleration is not rescinded or annulled within 10 days after written notice as specified in clause
(c) and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled, and (e) certain events of bankruptcy, insolvency or reorganization.

     If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Outstanding Notes shall occur and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may, by notice in writing to the Company (and to the Trustee if given by Holders), declare the principal amount of all Notes to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Notes shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default with respect to the Notes, give to the Holders of the Notes notice of such default known to it, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if in good faith it determines that the withholding of such notice is in the interest of such Holders. The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will not be under an obligation to exercise any right or power under the Indenture at the request or direction of any of the Holders, unless the Holders shall have offered to the Trustee reasonable security or indemnity. The Indenture provides that the Holders of a majority in aggregate principal amount of the Outstanding Notes may direct the time, method and place of conducting proceedings for remedies available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings as Trustee, (c) such Holder or Holders shall have offered to the Trustee reasonable security or indemnity, (d) the Trustee shall have failed to institute such proceeding within 60 days thereafter and (e) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the applicable due date specified in such Note.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of the Holders to: (a) evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes; (b) add to the covenants of the Company for the benefit of the Holders or an additional Event of Default or surrender any right or power conferred upon the Company; (c) secure the Notes; (d) cause the Notes to comply with applicable law; (e) evidence and provide for the acceptance of appointment by a successor Trustee with respect to the Notes; and (f) cure any defect or ambiguity or correct or supplement any provision which may be defective or inconsistent with any other provision, or make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture, provided, however, that no such modification or amendment may adversely affect the interest of the Holders in any material respect.

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Notes, by executing supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or modifying in any manner the rights of the Holders of the Outstanding Notes; provided, that no such modification or amendment may, without the consent of the Holders of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of or interest on, any Note, (c) change the place or currency of payment of principal of, or any interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note when due, (e) reduce the percentage of aggregate principal amount of Outstanding Notes necessary to modify or amend the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (f) modify certain provisions of the Indenture with respect to modification and waiver.

     The Holders of at least a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of at least a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Note and certain covenants and provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Note.

SATISFACTION AND DISCHARGE; DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture will provide that the Company may discharge its obligations under the Indenture while Notes remain Outstanding if all Outstanding Notes will become due and payable at their scheduled maturity within one year and the Company has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Notes on the date of their scheduled maturity. The Indenture will further provide that the Company, at its option, (a) will be discharged from any and all obligations with respect to the Notes (except for certain obligations which include exchanging or registering the transfer of the Notes, replacing stolen, lost or mutilated Notes, maintaining paying agencies and holding monies for payment in trust) ("defeasance"), or

(b) need not comply with certain restrictive covenants of the Indenture ("covenant defeasance"), and the occurrence of certain events which would otherwise be or result in an Event of Default will be deemed not to be or result in an Event of Default with respect to the Notes, upon the deposit with the Trustee, in trust for the benefit of the Holders of the Notes, of money or U.S. Government Obligations, or both, which through the payment of principal of and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Indenture. To establish such defeasance or covenant defeasance, the Company will be required to meet certain conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. In the case of defeasance pursuant to clause (a), such Opinion of Counsel must refer to and be based upon either (i) a ruling received by the Company from, or published by, the Internal Revenue Service or (ii) a change in applicable federal income tax law after the date of the Indenture.

INFORMATION CONCERNING THE TRUSTEE

     The Indenture will provide that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions with the Company; provided, however, that if it acquires any conflicting interest (as defined in such Act) it must eliminate such conflict or resign.

     The Company and its Subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York, without regard to principles of conflicts of law.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting
Agreement dated March      , 1996, each Underwriter named below has severally
agreed to purchase, and the Company has agreed to sell to such Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter.

                                                                        PRINCIPAL
                                    NAME                                 AMOUNT
          ---------------------------------------------------------    -----------
          Smith Barney Inc.........................................    $
          Chase Securities, Inc....................................
          Prudential Securities Incorporated.......................
                                                                       -----------
            Total..................................................    $200,000,000
                                                                       ===========

     The Underwriters are obligated to take and pay for the total principal amount of Notes offered hereby if any such Notes are taken.

     The Underwriters have advised the Company that they propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of     % of the public offering price of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of      % of the public offering price of the Notes to certain other dealers.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     Certain of the Underwriters and their affiliates have engaged in transactions with and perform services for the Company or one or more of its affiliates in the ordinary course of business, and may do so in the future. In addition, an affiliate of Chase Securities, Inc. is a party to the Revolving Credit Facility and, accordingly, will receive its pro rata portion of the proceeds from the offering used to repay outstanding borrowings thereunder. See "Use of Proceeds."

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for the Company by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York ("Gordon Altman") and for the Underwriters by Dewey Ballantine, New York, New York. Andrew N. Heine, a Director of the Company, is of counsel to Gordon Altman.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1995 and January 1, 1995 and the consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                       ------
Available Information..................      2
Incorporation of Certain Information by
  Reference............................      2
Prospectus Summary.....................      3
The Company............................      6
Use of Proceeds........................      6
Capitalization.........................      6
Description of the Notes...............      7
Underwriting...........................     15
Legal Matters..........................     15
Experts................................     15

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                  $200,000,000
                                      LOGO
                                        % SENIOR
                                 NOTES DUE 2006
                                  ------------

                                   PROSPECTUS
                               MARCH      , 1996

                                  ------------

                               SMITH BARNEY INC.
                             CHASE SECURITIES, INC.
                       PRUDENTIAL SECURITIES INCORPORATED
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Notes being registered hereby, other than underwriting discounts and commissions.

    Securities and Exchange Commission Registration Fee......................   $ 68,966
    Trustee's Fees and Expenses..............................................      5,500
    Printing and Engraving Costs.............................................     20,000
    Legal Fees and Expenses..................................................     75,000
    Accounting Fees and Expenses.............................................     20,000
    Blue Sky Fees and Expenses...............................................     20,000
    Rating Agency Fees.......................................................    135,000
    Miscellaneous............................................................      5,534
                                                                                --------
         Total...............................................................   $350,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Ninth of the Registrant's Restated Certificate of Incorporation provides for indemnification of Directors of the Registrant as follows:

          NINTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. This Article NINTH shall not eliminate or limit the liability of a director for any act or omission occurring prior to the effective date of its adoption. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

          Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

     As authorized by Section 145 of the Delaware General Corporation Law,
Article V of the Registrant's By-Laws provides as follows:

          Section 1. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding was authorized by the Board.

          Section 2. Right to Advancement of Expenses. This right to indemnification conferred to in Section I of this Article V shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article V or otherwise.

          Section 3. Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Restated Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

          Section 4. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          Section 5. Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or, if serving at the request of the Corporation, as an employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

     In addition, the Registrant maintains directors' and officers' liability insurance covering certain liabilities that may be incurred by the directors and officers of the Registrant in connection with the performance of their duties.

ITEM 16.  EXHIBITS


    EXHIBIT NO.                                DESCRIPTION OF EXHIBIT
    -----------      ---------------------------------------------------------------------------
        1.1          Form of Underwriting Agreement.*
        4.1          Form of Indenture (including form of Note).*
        5.1          Opinion of Gordon Altman Butowsky Weitzen Shalov & Wein.*
       12.1          Statement re Computation of Ratios.*
       23.1          Consent of Gordon Altman Butowsky Weitzen Shalov & Wein.
       23.2          Consent of Coopers & Lybrand L.L.P.
       24.1          Power of Attorney (included on signature page).*
       25.1          Statement of Eligibility on Form T-1 of First Union National Bank to act as
                     trustee under the Indenture.


---------------

* Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melville, State of New York, on March 14, 1996.


                                          OLSTEN CORPORATION


                                          By:                  *

                                                      Frank N. Liguori,

                                                Chairman and Chief Executive
                                                         Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                NAME                                    TITLE                       DATE
-------------------------------------  --------------------------------------- ---------------
                  *                    Chairman and Chief Executive Officer    March 14, 1996
-------------------------------------  and Director (Principal Executive
          Frank N. Liguori             Officer)
                  *                    Senior Vice President-Finance           March 14, 1996
-------------------------------------  (Principal Financial and Accounting
         Anthony J. Puglisi            Officer)
                  *                    Director                                March 14, 1996
-------------------------------------
            Stuart Olsten
                  *                    Director                                March 14, 1996
-------------------------------------
           Andrew N. Heine
                  *                    Director                                March 14, 1996
-------------------------------------
          Stuart R. Levine
                  *                    Director                                March 14, 1996
-------------------------------------
             John M. May
                  *                    Director                                March 14, 1996
-------------------------------------
            Miriam Olsten
                  *                    Director                                March 14, 1996
-------------------------------------
         Richard A. Sharoff

                NAME                                    TITLE                       DATE
-------------------------------------  --------------------------------------- ---------------
                  *                    Director                                March 14, 1996
-------------------------------------
          Raymond S. Troubh
                  *                    Director                                March 14, 1996
-------------------------------------
           Josh S. Weston
        *By:  /s/  WILLIAM P.
              COSTANTINI
-------------------------------------
        William P. Costantini
          Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION OF EXHIBIT
-----------    ---------------------------------------------------------------------------------
     1.1       Form of Underwriting Agreement.*
     4.1       Form of Indenture (including form of Note).*
     5.1       Opinion of Gordon Altman Butowsky Weitzen Shalov & Wein.*
    12.1       Statement re Computation of Ratios.*
    23.1       Consent of Gordon Altman Butowsky Weitzen Shalov & Wein.
    23.2       Consent of Coopers & Lybrand L.L.P.
    24.1       Power of Attorney (included on signature page).*
    25.1       Statement of Eligibility on Form T-1 of First Union National Bank to act as
               trustee under the Indenture.


---------------

* Previously filed.